FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	News Release of “Notice Concerning Change of Representative Director” which was filed with the Tokyo Stock Exchange on June 29, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: June 29, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

June 29, 2011

FOR IMMEDIATE RELEASE

KONAMI CORPORATION

Kagemasa Kozuki, Representative Director and Chairman of the Board, President

Shares listed: Tokyo, New York and London Stock Exchanges

Contact: Mineaki Yoshiba, Corporate Officer

Tel: +81-3-5770-0573

Notice Concerning Change of Representative Director

KONAMI CORPORATION hereby announces that, pursuant to the resolution adopted at the Board of Directors meeting held today, on June 29, 2011, the following personnel change of Representative Directors shall be made as set out below:

1. Reasons for the Personnel Change

In order to further improve our business performance, we will strengthen our management structure.

2. Personnel Change of Representative Directors (Appointment Date: June 29, 2011)

New Position	Name	Former Position

Representative Director	Takuya Kozuki	Director

Director, Senior Corporate Adviser	Noriaki Yamaguchi	Representative Director

3. Profile of the Representative Director to be newly appointed

Name Date of Birth	Business Experience		Number of KONAMI CORPORATION shares owned as of March 31, 2011
	November 1997	Director, Vice President, Konami Computer Entertainment America, Inc
	October 2001	Director, President, Konami Corporation of America
Takuya Kozuki (May 19, 1971)	October 2002	Director, Chairman, Konami Computer Entertainment Hawaii, Inc. and Director, Chairman, Konami Corporation of America	14,736
	June 2009	Director of KONAMI CORPORATION
	June 2011	Representative Director

End